File No. 82-1264

03007051

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

February 24, 2003

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following news release today.

- "Bridgestone Europe to Invest in Finnish Tire Manufacturer"

In accordance with the Rule 12g 3-2(b), we herewith enclose above document.

Sincerely,

Akira Suzuki
Treasurer
Bridgestone Corporation

dw 3/3

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: K. Kitawaki/S. Hata
(81-3) 3563-6811

Bridgestone Europe to Invest in Finnish Tire Manufacturer

Company to acquire 18.9% stake in Nokian Tyres

Tokyo (February 24, 2003)—Bridgestone Corporation announced today that its European subsidiary, Bridgestone Europe N.V./S.A., will purchase 18.9% of the Finnish tire manufacturer Nokian Tyres PLC for 78.34 million euros. Bridgestone Europe will purchase the shares from Nokia Corporation, a leading manufacturer of telecommunications equipment. It will acquire Nokia's holding of Nokian stock, 2 million shares, and thus become Nokian's largest shareholder.

Nokian Tyres is the largest tire manufacturer in the Nordic region and ranks among the most profitable companies in the world tire industry in terms of return on sales. It manufactures and markets tires for automobiles, for logging equipment and for bicycles. Nokian enjoys an especially high reputation for winter tires and a large market share in that product category. It has an extensive network of company-owned retail outlets, mainly in the Nordic nations.

This investment is a vote of confidence in Nokian's growth prospects. Management at Bridgestone Europe has pledged to honor Nokian's autonomy while building a strong partnership. The two companies will undertake a full range of mutually beneficial cooperation, from product development to marketing.

-more-

Nokian Tyres PLC

History:	1898: The Finnish Rubber Works established
	1932: Finnish Rubber Works begins producing automobile tires
	1967: Nokia Corporation established
	1988: Nokian Tyres established; inherits operations of Finish Rubber Works
	1995: Nokian Tyres lists shares on Helsinki Stock Exchange
Headquarters:	Nokia, Finland
Sales:	479 million euros (fiscal 2002)
Employees:	2,663 (average number in 2002)

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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